UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                            PRO-PHARMACEUTICALS, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    74267T109
                                 (CUSIP Number)


     August 13, 2001 (date of registration of Common Stock under Sec. 12(g))
             (Date of Event which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                / / Rule 13d-1(c)
                                /x/ Rule 13d-1(d)


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CUSIP No. 74267T109                                                  Page 2 of 5



------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                                     Offer Binder

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  ___
                                                                        (b)   X
                                                                             ---

------ -------------------------------------------------------------------------
3      SEC USE ONLY


------ -------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States

--------------------- ------ ---------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER                     1,245,878
         SHARES       ------ ---------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                           0
        OWNED BY      ------ ---------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER                1,245,878
       REPORTING      ------ ---------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER                      0
          WITH

------ -------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       1,245,878

------ -------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                                             ---

------ -------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           8.0%

------ -------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
                                                                             IN

------ -------------------------------------------------------------------------


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CUSIP No. 74267T109                                                  Page 3 of 5


Item 1(a).   Name of Issuer:

             Pro-Pharmaceuticals, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             189 Wells Avenue, Suite 200
             Newton, MA  02459

Item 2(a).   Name of Person Filing:

             Offer Binder

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             c/o Pasquale
             via Settembrini 14/A
             San Mariano
             06073 Corciano (PG)
             Italy

Item 2(c).   Citizenship:

             United States

Item 2(d).   Title of Class of Securities:

             Common Stock, $.001 par value

Item 2(e).   CUSIP Number:

             74267T109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a) /  / Broker or dealer registered under Section 15 of the Exchange Act.
      (b) /  / Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
      (d) / / Investment company registered under Section 8 of the Investment Company Act.
      (e) /  / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
      (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
      (j) /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable


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CUSIP No. 74267T109                                                  Page 4 of 5


Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount beneficially owned:                           1,245,878*

             (b) Percent of class:                                        8.0%**
             (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote:           1,245,878
                 (ii) Shared power to vote or to direct the vote:              0
                (iii) Sole power to dispose or to direct the
                      disposition of:                                  1,245,878
                 (iv) Shared power to dispose or to direct the
                      disposition of:                                          0

          * Includes 10,411 shares owned by Mr. Binder's wife, as to which Mr. Binder disclaims beneficial ownership.

          ** Based on 15,538,409 shares outstanding as of January 15, 2002.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

CUSIP No. 74267T109                                                  Page 5 of 5



Item 10. Certification.

         Not Applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 16, 2002                             /s/ Offer Binder
                                                      --------------------------
                                                          Offer Binder